UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended March 31, 2008
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR
MANUFACTURING LTD
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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PART I — FINANCIAL INFORMATION
Item 1. Financial Statements	3
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	14
Item 3. Quantitative and Qualitative Disclosures About Market Risk	20
Item 4. Controls and Procedures	21

PART II — OTHER INFORMATION
Item 1. Legal Proceedings	22
Item 2. Unregistered Sales of Equity and Use of Proceeds	22
Item 3. Defaults Upon Senior Securities	22
Item 4. Submission of Matters to a Vote of Security Holders	22
Item 5. Other Information	22
Item 6. Exhibits	22

SIGNATURES	23
EX-99.1 Third Amended and Restated Participation Agreement dated March 26, 2008 by and between the Company and International Business Machines Corporation.
EX-99.2 Joint Development Project Agreement dated May 14, 2007 for 22nm Bulk-Industry Standard Semiconductor Process Technology by and between Company and International Business Machines Corporation.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816); Form S-8 (Registration No. 333-116844) and Form S-8 (Registration No. 333-145081).
CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company” or “Chartered” are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore, and its consolidated subsidiaries.
In this Quarterly Report on Form 6-K (“Quarterly Report”), all references to “$”, “US$”, “dollars” and “U.S. dollars” are to the legal currency of the United States, and all references to “S$” and “Singapore dollars” are to the legal currency of Singapore. References to a particular “fiscal” year are to our fiscal year ended December 31 of that year.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to our Fab 7, our belief that our sources of liquidity and cash flows will be sufficient to meet our 2008 liquidity needs and our expected capital expenditures for the period up to December 31, 2008 reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in the demands from our major customers, manufacturing capacity constraints, excess inventory, life cycle, market outlook and trends for specific products; subprime mortgage issue and the slow down in the economic conditions in the United States as well as globally; demand and supply outlook in the semiconductor market; competition from other foundries and pricing pressure; product mix; unforeseen delays, interruptions and performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; the successful integration of Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (formerly known as Hitachi Semiconductor Singapore Pte. Ltd.) into our operations; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in “Item 3. Key Information — D. “Risk Factors” in our 2007 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements
CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	December 31,	March 31,
	2007	2008
		Unaudited
ASSETS

Cash and cash equivalents	$743,173	$505,092
Restricted cash	45,092	45,510
Marketable securities	2,822	1,743
Receivables, less allowances of $3,280 in 2007 and $3,862 in 2008	237,312	303,175
Inventories	213,524	230,014
Other investments	89,290	58,153
Other current assets	22,520	23,976

Total current assets	1,353,733	1,167,663

Investment in associated companies	30,112	30,965
Technology licenses, net	62,699	65,437
Property, plant and equipment, net	2,463,789	2,692,450
Other non-current assets	115,228	61,154

Total assets	$4,025,561	$4,017,669

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$218,077	$267,583
Short-term debt	270,000	—
Current installments of long-term debt and capital lease obligations	78,663	148,962
Other current liabilities	109,171	99,008

Total current liabilities	675,911	515,553

Long-term debt and capital lease obligations, excluding current installments	1,499,917	1,635,087
Other non-current liabilities	52,747	66,803

Total liabilities	2,228,575	2,217,443

Convertible redeemable preference shares	255,837	258,312

Ordinary share capital	2,710,006	2,709,175
Accumulated deficit	(1,115,587)	(1,113,196)
Accumulated other comprehensive loss	(53,270)	(54,065)

Total shareholders’ equity	$1,541,149	$1,541,914

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$4,025,561	$4,017,669

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share units and per share data)

	Three Months Ended
	March 31,
	2007	2008
	(Refer to Note 2)
Net revenue	$323,796	$388,230
Cost of revenue	252,018	323,628

Gross profit	71,778	64,602

Other revenue	5,622	5,610

Operating expenses:
Research and development	37,570	45,445
Sales and marketing	14,245	17,592
General and administrative	9,916	10,794
Other operating expenses, net	4,782	2,484

Total operating expenses, net	66,513	76,315

Equity in income of associated companies, net	6,097	9,793
Other income (loss), net	(1,051)	10,510
Interest income	7,862	5,057
Interest expense and amortization of debt discount	(15,932)	(15,634)

Income before income tax	7,863	3,623
Income tax expense	1,537	1,232

Net income	$6,326	$2,391

Less: Accretion to redemption value of convertible redeemable preference shares	2,381	2,475

Net income (loss) available to ordinary shareholders	$3,945	$(84)

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share	$0.00	$(0.00)
Diluted net earnings (loss) per ordinary share	$0.00	$(0.00)

Basic net earnings (loss) per ADS	$0.02	$(0.00)
Diluted net earnings (loss) per ADS	$0.02	$(0.00)

Number of ordinary shares (in millions) used in computing:
Basic net earnings (loss) per ordinary share	2,536.8	2,540.0
Effect of dilutive securities	7.0	—

Diluted net earnings (loss) per ordinary share	2,543.8	2,540.0

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	253.7	254.0
Effect of dilutive securities	0.7	—

Diluted net earnings (loss) per ADS	254.4	254.0

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
(In thousands)

	Three Months Ended
	March 31,
	2007	2008
	(Refer to Note 2)
Net income	$6,326	$2,391
Net unrealized gains on change in cash flow hedging fair values	1,502	112
Reclassification of cash flow hedging (gains) losses into earnings	(1,745)	141
Unrealized gains (losses) on available-for-sale securities	186	(1,080)
Foreign currency translation	46	32

Other comprehensive loss	(11)	(795)

Comprehensive income	$6,315	$1,596

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,	March 31,
	2007	2008
	(Refer to Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,326	$2,391
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of associated companies, net	(6,097)	(9,793)
Cash dividends received from associated companies	8,376	8,972
Depreciation and amortization	119,495	133,247
Foreign exchange gain, net	(578)	(165)
(Gain) loss on disposal of property, plant and equipment, net	(642)	46
Others, net	2,646	4,385
Changes in assets and liabilities, net of effects from purchase of a subsidiary:
Receivables	26,330	11,138
Inventories	(13,410)	823
Other assets	(3,623)	(1,312)
Payables and other liabilities	(13,328)	(7,734)

Net cash provided by operating activities	$125,495	$141,998

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(287,023)	(95,498)
Payments for technology licenses	(3,015)	(3,986)
Purchase of a subsidiary, net of cash acquired of $6,523	—	(234,602)
Refund of deposits placed with a vendor	—	400
Proceeds from sale of property, plant, equipment	4,551	2,715
Proceeds from redemption of other investments	—	30,048
Return of capital from SMP	4,900	—
Others, net	(1,196)	17

Net cash used in investing activities	$(281,783)	$(300,906)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	—	230,151
Repayments	(36,750)	(307,013)
Capital lease payments	(980)	(1,117)
Refund of customer deposits	(10,550)	(5,609)
Issuance of ordinary shares	1,422	584
(Increase) decrease in cash restricted for debt repayment	1,663	(418)
Others, net	(900)	—

Net cash used in financing activities	$(46,095)	$(83,422)

Effect of exchange rate changes on cash and cash equivalents	1,847	4,249
Net decrease in cash and cash equivalents	(200,536)	(238,081)
Cash and cash equivalents at the beginning of the period	718,982	743,173

Cash and cash equivalents at the end of the period	$518,446	$505,092

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share units and per share data)
1.	Basis of Presentation

The interim condensed consolidated financial statements have been prepared in accordance with United States of America (“U.S.”) generally accepted accounting principles (“US GAAP”). The condensed consolidated balance sheet as at December 31, 2007 included herein is derived from the audited consolidated financial statements in the Company’s annual report on Form 20-F for the year ended December 31, 2007. The condensed consolidated balance sheet as at March 31, 2008 and the condensed consolidated statements of operations, cash flows and comprehensive income for the three months ended March 31, 2007 and March 31, 2008 have not been audited.

The interim unaudited condensed consolidated financial statements reflect the accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.

Due to cumulative losses, the obligation of the minority shareholders of Chartered Silicon Partners Pte Ltd (“CSP”) was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in the consolidated statements of operations. CSP subsequently reported profits in the fourth quarter of 2007 and the first quarter of 2008 and the profits applicable to the minority shareholders of CSP are taken to the consolidated statements of operations until the minority shareholders’ share of losses previously recorded in the consolidated statements of operations is fully recovered. The effect of this on the results of operations is as follows:

	Three months ended
	March 31,
	2007	2008
Net profits (losses) not allocated to the minority shareholders of CSP according to their proportionate ownership	$(4,253)	$4,193
The cumulative net losses not allocated to the minority shareholders of CSP according to their proportionate ownership as of December 31, 2007 and March 31, 2008 are $212,670 and $208,477, respectively.
2.	Prior Period Adjustments

The Company has recorded an increase (decrease) in the cost of revenue, research and development expenses, equity in income of associated companies and income tax expense balances of $(199), $(287), $819 and $318, respectively, in the unaudited condensed consolidated statement of operations for the first quarter of 2007 included in this report as compared with the corresponding amounts previously reported in the unaudited consolidated statement of operations for the first quarter of 2007 included in the Company’s Form 6-K for the first quarter of 2007. This is to reflect the net impact of the correction of certain misstatements which the Company has determined to be immaterial to the consolidated statements of operations for the first quarter of 2007.

The errors which were corrected relate to:
•	Certain production costs not capitalized as inventory;

•	Certain depreciable costs that were not capitalized as property, plant and equipment;

•	Certain qualifying costs that were not included in the computation of grants recorded as a reduction to our research and development expenses;

•	Overstatement of payables relating to insurance expenses;

•	An uncertain tax provision which should have been reversed in a prior year after receipt of evidence supporting the position; and

•	Income tax effects related to the above adjustments
3.	Acquisition of Hitachi Semiconductor Singapore Pte Ltd

On March 31, 2008, the Company completed the acquisition of 100 percent of the shares in Hitachi Semiconductor Singapore Pte Ltd from Hitachi, Ltd. and Hitachi Asia Ltd., for a total consideration of $241,125 which consisted of cash and related direct costs of the acquisition. The final purchase consideration is subject to a closing working capital price adjustment review provided for under the terms of the purchase agreement executed on February 15, 2008. Upon the completion of the acquisition, Hitachi Semiconductor Singapore Pte Ltd was renamed Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (“CST”). CST owns and operates an eight-inch wafer fabrication facility located in Singapore. This additional facility will augment the capacity of the four eight-inch fabs the Company currently operates. This transaction also includes a manufacturing agreement with Renesas Technology Corp, an existing customer of CST, to provide future wafer fabrication services.

The acquisition of CST has been accounted for using the purchase method. Assets acquired and liabilities assumed have been recorded in the consolidated balance sheet at their estimated fair values as of March 31, 2008. The fair value of the underlying net assets exceeded the purchase price, giving rise to negative goodwill of $5,077. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, any excess of the fair value of identifiable net assets acquired over the purchase price shall be allocated as a pro-rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other postretirement benefit plans and any other current assets. Thus the negative goodwill generated was allocated on a pro-rata basis to reduce the purchase price allocated to certain long-lived assets.

The Company is in the process of confirming, through internal studies and third-party valuations, the fair values of these assets and liabilities. The fair values set forth below are based on preliminary valuations and are subject to adjustment as additional information is obtained. When the allocation process is completed, adjustments to recorded values may result. The following table summarizes the preliminary estimate of fair value assigned to the assets acquired and liabilities assumed and related deferred income taxes as of the date of acquisition:

Fair values
Current assets	$41,459
Property, plant and equipment	243,065
Identifiable intangible assets other than goodwill	6,555
Other assets	28

Total assets acquired	291,107

Current liabilities	$30,424
Deferred income taxes	11,972
Other liabilities	7,586

Total liabilities assumed	49,982

Net assets acquired	$241,125
Cash acquired	6,523

Purchase price, net of cash acquired	$234,602

Supplemental unaudited pro forma financial information is presented below as if the acquisition of CST occurred as of the beginning of each period presented. The pro forma information presented below does not purport to present what the actual results would have been had the acquisition in fact occurred at the beginning of the respective period presented, nor does the information project results for any future period.

	Three months ended
	March 31,	March 31,
	2007	2008
	(In thousands, except per share data)
Pro forma net revenue	$372,034	$432,574
Pro forma net income	8,038	4,545
Pro forma net income available to ordinary shareholders	5,657	2,070
Pro forma basic net earnings per ordinary share	0.00	0.00
Pro forma diluted net earnings per ordinary share	0.00	0.00
Pro forma basic net earnings per ADS	0.02	0.01
Pro forma diluted net earnings per ADS	0.02	0.01
Combined results for the Company and CST were adjusted primarily for the following in order to present the unaudited pro forma results in the table above:
•	Adjustment to revenue to reflect the lower selling prices under the manufacturing agreement with Renesas Technology Corp entered into in connection with the acquisition;

•	Adjustment to reflect the change in functional currency as a result of the acquisition;

•	Reversal of interest expense relating to a loan from a company related to Hitachi, Ltd. that was recapitalised as CST shares in connection with the acquisition;

•	Amortization charges relating to intangible assets acquired as a result of the acquisition;

•	Increase in depreciation charges based on the fair values of property, plant and equipment as a result of the acquisition;

•	Adjustments made to reflect the historical financial statements of CST in accordance with US GAAP. Prior to the acquisition by the Company, the financial statements of CST were prepared in accordance with Singapore Financial Reporting Standards; and

•	Income tax effects related to the above pro forma adjustments.
The results of CST’s operations will be included in the Company’s consolidated statement of operations from April 1, 2008 onwards.

4.	Use of Estimates

The preparation of the interim unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the respective reporting period. Estimates are based on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. Significant items subject to judgment and estimates include the amount of income tax expense, the estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets and other investments, the realization of deferred income tax assets, the valuation of accounts receivable and inventories, the determination of normal capacity of the Company’s production facilities, the recognition of revenue, the recognition and measurement of sales credits and returns allowance, the likelihood of achieving the milestones attached to Government grants, management’s projections of achievement of performance conditions of performance share units over the performance period, the fair value of share-based employee compensation awards and financial instruments, and the valuation of net assets acquired from purchase business combinations. Actual results could differ from these estimates.

5.	Net Earnings (Loss) Per Ordinary Share

Basic net earnings (loss) per ordinary share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares and dividing the resulting amount of net income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares outstanding. Diluted net earnings per ordinary share is computed using the weighted-average number of ordinary shares outstanding plus potentially dilutive securities, which includes the dilutive effect of share options using the treasury stock method, the dilutive effect of restricted share units, the impact of contingently issuable share-based awards with performance conditions and the dilutive effect of ordinary shares issuable upon the assumed conversion of the Company’s convertible securities. The accretion charges on convertible securities are added back to net income available to ordinary shareholders when the related ordinary share equivalents are included in computing diluted net earnings per ordinary share.

The Company excluded certain potentially dilutive securities for each period presented from its diluted net earnings per ordinary share computation because:
i.	The exercise price or conversion price of the securities exceeded the average fair value of the Company’s share price; or

ii.	The total assumed proceeds under the treasury stock method resulted in negative incremental shares; or

iii.	The accretion to redemption value of convertible securities per ordinary share obtainable on conversion was higher than the basic net earnings per ordinary share, as adjusted for the effect of any potentially dilutive securities which were more dilutive than the convertible securities; or

iv.	The conditions for the vesting of the performance share units were not expected to be met.
A summary of the excluded potentially dilutive securities is as follows:

	Three months ended
	March 31,
	2007	2008
Convertible redeemable preference shares	325,144	325,144
Call options with Goldman Sachs International	214,792	214,792
Employee stock options	90,032	108,933
Performance share units	—	2,168
Restricted share units	—	3,874
The conversion price of the convertible redeemable preference shares is $0.8719 per share. The call options with Goldman Sachs International (“GS”) have a per share exercise price of $1.408 as of March 31, 2007 and 2008. The weighted-average exercise prices of employee stock options outstanding were $1.90 and $1.81 as of March 31, 2007 and 2008, respectively.

6.	Inventories

Inventories consist of the following:

	As of
	December 31,	March 31,
	2007	2008
Raw materials	$14,149	$14,534
Work-in-progress	194,255	209,576
Consumable supplies and spares	5,120	5,904

	$213,524	$230,014

7.	Other Investments

The Company has an investment in a private enhanced cash fund (“Fund”), which is managed by an external financial institution and consists primarily of high quality corporate debt, mortgage-backed securities and asset-backed securities. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. The investment in the Fund which was classified as a cash equivalent since the time of placement in 2003, was reclassified to Other Investments as of December 31, 2007. For the three months ended March 31, 2008, the Company received cash proceeds of $30,048 in further distributions from the Fund. As at March 31, 2008, the fair value of the Company’s pro-rata share of investment in the Fund was $58,153 and the Company recognized a realized loss of $52 and an other-than-temporary impairment loss of $1,037 for the three months ended March 31, 2008.

8.	Income Taxes

As of March 31, 2008, the liability for unrecognized tax benefits was $6,078. The Company does not anticipate any significant changes to the total amounts of unrecognized tax benefits within 12 months.

The Company is subject to taxation in Singapore and other foreign tax jurisdictions. A summary of the tax years that remain subject to examination in the Company’s major tax jurisdictions are:

Fiscal years that remain subject to examination as of
Major tax jurisdiction	March 31, 2008
Singapore	2002 and forward

United States of America	2005 and forward
9.	Long-term Debt and Obligations under Capital Leases

Long-term debt consists of:

	As of
	December 31,	March 31,
	2007	2008
Floating rate loans:
EXIM Guaranteed Loan	543,501	511,073
Société Générale Term Loan	—	119,234
JBIC/SMBC Term Loan (Tranche B)	—	56,568
5.645% JBIC/SMBC Term Loan (Tranche A)	—	56,568
5.75% senior notes due 2010	372,700	372,906
6.00% amortizing bonds due 2010	29,659	25,074
6.25% senior notes due 2013	297,752	297,843
6.375% senior notes due 2015	247,092	247,166
Others	9,633	9,167

	1,500,337	1,695,599
Less: Current installments of long-term debt	(74,163)	(143,182)

Long-term debt, excluding current installments	$1,426,174	$1,552,417

Obligations under capital leases:

	As of
	December 31,	March 31,
	2007	2008
Minimum future lease payments	$123,409	$135,976
Amount representing interest at rates of 5.9% to 7.8%	(45,166)	(47,526)

Present value of minimum future lease payments	78,243	88,450
Less: Current installments	(4,500)	(5,780)

Obligations under capital leases, excluding current installments	$73,743	$82,670

Current installments of:
Long-term debt	$74,163	$143,182
Obligations under capital leases	4,500	5,780

	$78,663	$148,962

Non-current portion, excluding current installments:
Long-term debt	$1,426,174	$1,552,417
Obligations under capital leases	73,743	82,670

	$1,499,917	$1,635,087

	Weighted Average
	Interest Rates
	As of
	December 31,	March 31,
	2007	2008
Debt obligations at floating rates	5.44%	3.82%
Debt obligations at fixed rates	6.08%	6.05%
Obligations under capital leases	7.09%	7.10%
In March 2008, the Company drew down $119,234 and $113,136 from the Société Générale Term Loan and the Japan Bank of International Cooperation and Sumitomo Mitsui banking Corporation, or JBIC/SMBC Term Loan, respectively. See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Current and Expected Liquidity” for more details.
10.	Fair Value of Financial Instruments
In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which provides guidance for measuring the fair value of assets and liabilities, and requires expanded disclosures about fair value measurements. SFAS No. 157 indicates that fair value should be determined based on the assumptions that marketplace participants would use in pricing the asset or liability, and provides additional guidelines to consider in determining the market-based measurement.
In February 2008, the FASB issued FASB Staff Position, or FSP, SFAS No. 157-1, “Application of FASB SFAS No. 157 to SFAS No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions,” and FSP SFAS No. 157-2, “Effective Date of SFAS No. 157.” FSP SFAS No. 157-1 excludes from the scope of SFAS No. 157 certain leasing transactions accounted for under SFAS No. 13, “Accounting for Leases”. FSP SFAS No. 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).
In the first quarter of 2008, the Company adopted SFAS No. 157, except for nonfinancial assets and nonfinancial liabilities as described in FSP SFAS No. 157-2.
SFAS No. 157 clarifies that the definition of fair value retains the exchange price notion and focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, therefore a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability including assumptions about risk, the effect of sale or use restrictions on an asset and non-performance risk including an entity’s own credit risk relative to a liability. SFAS No. 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). SFAS No. 157 emphasizes that valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.
The additional disclosure requirements of SFAS No. 157 focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs and the effect of the measurement on earnings (or changes in net assets) for the reporting period. Inputs are categorized by a fair value hierarchy, Level 1 through Level 3, the highest priority being given to Level 1 and the lowest priority to Level 3. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available.
The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2008 and the amounts as they correspond to the respective level within the fair value hierarchy established by SFAS No. 157.

	Fair Value Measurements as at March 31, 2008
		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable Inputs	Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities	$1,743	$1,743	$—	$—
Forward foreign exchange contracts	668	—	668	—

Liabilities:
Forward foreign exchange contracts	$3	$—	$3	$—
Embedded derivatives	89	—	89	—

The following table presents the Company’s financial asset measured at fair value on a nonrecurring basis as of March 31, 2008, using significant unobservable inputs (Level 3).

Fair Value
Measurements
Other investments	$58,153

Other investments, or the Fund, with a carrying amount of $89,290 as at December 31, 2007 was partially redeemed for $30,048 in the first quarter of 2008 and written down to its fair value of $58,153 as at March 31, 2008, resulting in a realized loss of $52 and an other-than-temporary impairment loss of $1,037, which were included in earnings for the quarter ended March 31, 2008.
The fair value of the Fund is assessed by utilizing market prices as provided by independent pricing services or, when such prices were not available, the Company used a valuation approach based on the current investment ratings, valuation parameters and estimates of the underlying debt and securities, and redemptions of the Fund and the subsequent distribution of cash. Based on this assessment, the Company determined that the fair value of the Fund and its underlying debt and securities approximated the fair values provided by the investment manager of the Fund.
11.	Recent Accounting Pronouncements Not Yet Adopted
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and is intended to enhance the current disclosure framework in Statement 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation to better convey the purpose of the derivative use in terms of the risks that the entity is intending to manage. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the impact of adopting SFAS No. 161.
In April 2008, the FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141(revised 2007), “Business Combinations.” This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of adopting FSP FAS No. 142-3.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
RESULTS OF OPERATIONS
The following table sets forth our consolidated statements of operations data as a percentage of net revenue for the periods indicated:

	Three Months Ended March 31,
	2007	2008
Consolidated Statements of Operations data:
Net revenue	100.0%	100.0%
Cost of revenue	77.8	83.4

Gross profit	22.2	16.6

Other revenue	1.7	1.4

Operating expenses:
Research and development	11.6	11.7
Sales and marketing	4.4	4.5
General and administrative	3.1	2.8
Other operating expenses, net	1.5	0.6

Total operating expenses, net	20.6	19.6

Equity in income of associated companies, net	1.9	2.5
Other income (loss), net	(0.3)	2.7
Interest income	2.4	1.3
Interest expense and amortization of debt discount	(4.9)	(4.0)

Income before income tax	2.4	0.9
Income tax expense	0.5	0.3

Net income	1.9%	0.6%

Less: Accretion to redemption value of convertible redeemable preference shares	0.7	0.6

Net income (loss) available to ordinary shareholders	1.2%	(0.0)%

     The following table sets forth a breakdown of net revenue by market sector for the periods indicated:

	Three Months Ended March 31,
	2007	2008
Communications	34%	48%
Computer	43	16
Consumer	20	33
Other	3	3

Total	100%	100%

     The following table sets forth a breakdown of net revenue by geographical region for the periods indicated:

	Three Months Ended March 31,
	2007	2008
Americas	80%	68%
Europe	7	9
Asia-Pacific	12	23
Japan	1	—

Total	100%	100%

     The following table sets forth a breakdown of net revenue by technology (um) for the periods indicated:

	Three Months Ended March 31
	2007	2008
0.065 and below	—%	11%
Up to 0.09	29	7
Up to 0.13	32	37
Up to 0.18	7	10
Up to 0.25	9	15
Up to 0.35	13	12
Above 0.35	10	8

Total	100%	100%

THREE MONTHS ENDED MARCH 31, 2007 AND MARCH 31, 2008
Net revenue
     We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as masks generation and engineering services. We enter into arrangements with our customers which typically include some or all of the above deliverables. As a dedicated foundry, our financial performance, including our revenue, largely depends on a number of factors including timeliness in introducing technology and manufacturing solutions, ability to enter into arrangements with diverse customers for high volume production of our wafers, utilization rate of our capacity, and external factors such as pricing and general semiconductor market conditions and industry cycles.
     Net revenue increased by 19.9% from $323.8 million in the first quarter of 2007 to $388.2 million in the first quarter of 2008, due primarily to an increase in wafer shipments. Total wafer shipments increased by 42.0% from 299,238 wafers (eight-inch equivalent) in the first quarter of 2007 to 424,848 wafers (eight-inch equivalent) in the first quarter of 2008. ASP decreased by 16.8% from $1,071 per wafer (eight-inch equivalent) to $892 per wafer (eight-inch equivalent) over the same period, due primarily to lower selling prices across technology nodes, partially offset by a more favorable product mix arising from higher shipments of 65nm products.
     Revenue from our 0.13um and below technologies represented 61% of our net revenue in the first quarter of 2007 as compared to 55% of our net revenue in the first quarter of 2008. Despite the decrease in percentage contribution from 0.13um and below technologies to total net revenue, in terms of absolute dollars, such revenue increased by 8.1% between the first quarters of 2007 and 2008, due primarily to the higher shipments of 65nm and 0.13um products, partially offset by lower 90nm shipments and to a lesser extent, lower selling prices across these technology nodes. Revenue from our 65nm and below technologies represented 11% of our net revenue in the first quarter of 2008 while there were no such shipments in the first quarter of 2007.
     For the first quarter of 2007, the computer sector, which represented 43% of our net revenue, was our highest revenue contributor, followed by the communications sector and the consumer sector which represented 34% and 20% of our net revenue, respectively. For the first quarter of 2008, the communications sector was our highest revenue contributor and represented 48% of our net revenue, while the consumer and computer sectors represented 33% and 16% of our net revenue, respectively. For the first quarter of 2008, the increase in revenue from the communications sector was due primarily to a significant increase in demand for mobile phone handset-related devices and to a lesser extent, an increase in demand for bluetooth-related devices. For the same period, the decrease in revenue from the computer sector was due primarily to a significant decrease in demand for workstations, personal computers and motherboard devices. The increase in revenue from the consumer sector was due primarily to an increase in demand for television-related devices and to a lesser extent, an increase in demand for video game devices.
     The Americas region was the highest contributor to our revenue in the first quarter of 2007, representing 80% of our net revenue. It continued to be the highest contributor to our revenue in the first quarter of 2008, representing 68% of our net revenue. Despite the decrease in percentage contribution to total net revenue, in terms of absolute dollars, this is a 1.9% increase from our net revenue in the first quarter of 2007, due primarily to the increase in demand for mobile phone handset-related devices and to a lesser extent, an increase in video game devices, partially offset by a significant decrease in demand for workstations, personal computers and motherboard devices. Revenue contribution from the Asia-Pacific region increased from 12% of our net revenue in the first quarter of 2007 to 23% of our net revenue in the first quarter of 2008, due primarily to the increase in demand for television-related devices. Revenue contribution from the Europe region increased from 7% of our net revenue in the first quarter of 2007 to 9% of our net revenue in the first quarter of 2008, due primarily to the increase in demand for MP3/MD/CD audio devices. Revenue from the Japan region remained similar in terms of percentage contribution to our net revenue for the first quarters of 2007 and 2008.

Cost of revenue
     Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, subcontracted expenses for assembly and test services, mask generation costs, and amortization of certain technology licenses. Generally, a large proportion of our cost of revenue is fixed in nature, which does not increase or decrease in proportion to any change in our shipments.
     Cost of revenue increased by 28.4% from $252.0 million in the first quarter of 2007 to $323.6 million in the first quarter of 2008 although our shipments increased by 42.0% over the same period, due to a large proportion of our cost of revenue being fixed in nature. Depreciation continued to be a significant portion of our cost of revenue, comprising 40.7% and 35.0% of our cost of revenue in the first quarters of 2007 and 2008, respectively. Despite the decrease in percentage contribution to total cost of revenue, in terms of absolute dollars, this is a 10.4% increase, due primarily to the build-up of production capacity in our Fab 7 facility.
     The unit cost of a wafer decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Cost per wafer shipped decreased by 10.4% from $833 (eight-inch equivalent) in the first quarter of 2007 to $746 (eight-inch equivalent) in the first quarter of 2008, due primarily to higher production levels to achieve higher shipments during the same period.
     We record grants as a reduction of the expenses that the grants are intended to reimburse. The impact of such grants recorded as a reduction to our cost of revenue was $6.6 million and $0.8 million in the first quarters of 2007 and 2008, respectively.
Gross profit
     Our gross profit decreased from $71.8 million, or 22.2% of our net revenue, in the first quarter of 2007 to $64.6 million, or 16.6% of our net revenue, in the first quarter of 2008. This is due primarily to lower selling prices, partially offset by lower cost per wafer resulting from higher production volumes over which fixed costs are allocated.
     Our gross profit was also impacted by a reduction in grants from $6.6 million in the first quarter of 2007 to $0.8 million in the first quarter of 2008, which were recorded as a reduction to our cost of revenue.
Other revenue
     Other revenue was $5.6 million in both the first quarters of 2007 and 2008, and related to rental income and management fees.
Research and development expenses
     Research and development, or R&D, expenses consist primarily of our share of expenses related to joint-development projects with IBM, Infineon, Samsung, Freescale and ST Microelectronics, payroll-related costs for R&D personnel, depreciation of R&D equipment and expenses related to the development of design kits and intellectual property solutions for advanced technologies.
     R&D expenses increased by 21.0% from $37.6 million in the first quarter of 2007 to $45.4 million in the first quarter of 2008. This was due primarily to higher development activities related to the advanced 45nm technology node and to a lesser extent, higher payroll-related expenses. R&D expenses as a percentage of net revenue in the first quarters of 2007 and 2008 was 11.6% and 11.7%, respectively.
     The impact of grants recorded as a reduction to our R&D expenses was $3.4 million and $3.7 million in the first quarters of 2007 and 2008, respectively.
Sales and marketing expenses
     Sales and marketing expenses consist primarily of payroll-related costs for sales and marketing personnel, electronic design automation or EDA-related expenses and costs related to pre-contract customer design validation activities. EDA-related expenses and costs related to pre-contract customer design validation activities relate to efforts to attract new customers and expand our penetration of existing customers.
     Sales and marketing expenses increased by 23.5% from $14.2 million in the first quarter of 2007 to $17.6 million in the first quarter of 2008, due primarily to higher expenses related to higher payroll-related expenses and higher financial support for pre-contract customer design validation activities. Sales and marketing expenses as a percentage of net revenue in the first quarters of 2007 and 2008 was 4.4% and 4.5%, respectively.
General and administrative expenses
     General and administrative, or G&A, expenses consist primarily of payroll-related costs for administrative personnel, external fees such as consultancy, legal, administrative, professional and regulatory fees, and depreciation of equipment used in G&A activities. G&A expenses increased by 8.9% from $9.9 million in the first quarter of 2007 to $10.8 million in the first quarter of 2008, due primarily to higher administrative and regulatory fees. G&A expenses as a percentage of revenue in the first quarters of 2007 and 2008 was 3.1% and 2.8%, respectively.
Other operating expenses, net
     Other operating expenses, net, decreased by 48.1% from $4.8 million in the first quarter of 2007 to $2.5 million in the first quarter of 2008. The decrease in other operating expenses, net, is due primarily to lower foreign exchange losses in the first quarter of 2008.
Equity in income of associated companies, net
     Equity in income of Silicon Manufacturing Partners Pte Ltd, or SMP, increased from $6.1 million in the first quarter of 2007 to $9.9 million in the first quarter of 2008, due primarily to lower cost per wafer resulting from lower depreciation and higher production volumes over which fixed costs are allocated. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In the first quarter of 2007, the equity in income of SMP was $6.1 million compared to our total income before income tax of $7.9 million. The equity in income of SMP was $9.9 million compared to our total income before income tax of $3.6 million in the first quarter of 2008.
     We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the first quarters of 2007 and 2008. Chartered’s share of SMP revenue, and net revenue including Chartered’s share of SMP, presented in the following table are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under our strategic alliance agreement with LSI Singapore, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP:

	Three months ended March 31,
	2007	2008
	(In millions)
Net revenue (U.S. GAAP)	$323.8	$388.2
Chartered’s share of SMP revenue	$21.5	$25.9
Net revenue including Chartered’s share of SMP	$345.3	$414.1
     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Three months ended March 31,
	2007		2008
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share	Share	Share	Share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	299.2	325.6	424.8	457.2
ASP per wafer	$1,071	$1,051	$892	$885

Note:

*	Eight-inch equivalent wafers
     We acquired a 26.7% equity interest in Gateway Silicon Inc., or GSI, in the first quarter of 2007. We account for the investment in GSI under the equity method. The equity in the loss of GSI was $0.1 million in the first quarter of 2008.
Other income (loss), net
     Other income (loss), net, was a net loss of $1.1 million in the first quarter of 2007 compared to a net income of $10.5 million in the first quarter of 2008. Other loss, net, in the first quarter of 2007 included a $1.1 million loss arising from changes in the fair value of our derivative instruments. Other income, net, in the first quarter of 2008 included the recognition of income of $11.5 million arising from our acceptance of a licensing fee in connection with a technology licensing agreement by one of our technology partners which was concluded during the quarter. The amount recorded is the present value of $12 million, which we will receive as an offset against future payments due under a related technology agreement, and is not contingent upon any future performance requirements. Other income, net, in the first quarter of 2008 also included an other-than-temporary impairment loss of $1.0 million on other investments.
Interest income
     Interest income decreased by 35.7% from $7.9 million in the first quarter of 2007 to $5.1 million in the first quarter of 2008, due primarily to lower interest rates and to a lesser extent, lower average cash balances compared to the first quarter of 2007.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount remained essentially flat at $15.9 million and $15.6 million in the first quarters of 2007 and 2008, respectively.
Income tax expense
     We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In the first quarter of 2007, we recorded an income tax expense of $1.5 million on an income before income tax of $7.9 million. In the first quarter of 2008, we recorded an income tax expense of $1.2 million on an income before income tax of $3.6 million. In computing the income tax expense for each quarter (other than the last quarter of a fiscal year), we apply an estimated annual effective tax rate to income before income tax to derive the income tax expense for the quarter. The decrease of $0.3 million in income tax expense is due primarily to the application of the effective tax rate to a lower income before income tax in the first quarter of 2008.
Accretion to redemption value of convertible redeemable preference shares
     In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders. Accretion charges were $2.4 million and $2.5 million in the first quarters of 2007 and 2008, respectively.
LIQUIDITY AND CAPITAL RESOURCES
Current and expected liquidity
     As of March 31, 2008, our principal sources of liquidity included $505.1 million in cash and cash equivalents and $1,175.5 million of unutilized banking facilities consisting of loans and bank credit lines.
     In January 2008, we fully repaid $50.0 million from the revolving loan facility with Bank of America, or BOA, $70.0 million from our outstanding uncommitted banking and credit facilities with BOA and $150.0 million from the revolving loan facility with Sumitomo Mitsui Banking Corporation, or SMBC, which were all fully drawn down in December 2007.
     In March 2008, we drew down $113.1 million from the $300 million term loan facility from JBIC and SMBC, which was obtained in October 2007 for the purpose of financing the purchase of equipment from Japanese vendors for our Fab 7 facility. Fifty percent of the loan principal bears interest at a fixed rate of 5.645% per annum, while the remaining fifty percent bears interest at LIBOR plus 0.15% per annum. Subsequent to this drawdown, the amount available for drawdown under this facility is $186.9 million.
     In the same month, we fully drew down $119.2 million from Tranche A of the $190 million term loan facility from Société Générale, with Atradius Dutch State Business NV, or Atradius, as export credit insurer. The loan was obtained in January 2008 for purpose of financing the purchase of equipment from a European vendor for our Fab 7 facility as well as to finance the premium payable by our company in respect of the insurance provided by Atradius. This facility bears interest at LIBOR plus 0.20% per annum. Subsequent to this drawdown, the amount available for drawdown under Tranche B of this facility is $70.8 million.
     On March 31, 2008, we completed the acquisition of 100 percent of the shares in CST. The total cash consideration for the acquisition and related direct costs of the acquisition was $241.1 million, which is subject to working capital adjustment review. The acquisition was funded with existing available cash balances.
     We have an investment in a private enhanced cash fund, or Fund, which is managed by an external financial institution and consists primarily of high quality corporate debt, mortgage-backed securities and asset-backed securities. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. The fair value of the Fund is assessed by utilizing market prices as provided by independent pricing services or, when such prices were not available, we used a valuation approach based on the current investment ratings, valuation parameters and estimates of the underlying debt and securities, and redemptions of the Fund and the subsequent distribution of cash. Based on this assessment, we determined that the fair value of the Fund and its underlying debt and securities approximated the fair values provided by the investment manager of the Fund. For the three months ended March 31, 2008, we received cash proceeds of $30.0 million in further distributions from the Fund. As at March 31, 2008, the fair value of our pro-rata share of investment in the Fund was $58.1 million and we recognized a realized loss of $0.1 million and an other-than-temporary impairment loss of $1.0 million for the three months ended March 31, 2008. If the credit and liquidity issues in the markets relating to our investment and its underlying securities continue or worsen, we may recognize further realized losses in the value of our remaining investment in the Fund.
     Working capital, which is calculated as the excess of current assets over current liabilities, was $408.8 million and $652.1 million as of March 31, 2007 and 2008, respectively. Based on our current level of operations, we believe that our cash on hand, existing working capital, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our 2008 capital and research and development expenditures, debt service obligations, investment and liquidity needs. Depending on the pace of our future growth and technology upgrades and migration, we may require additional financing from time to time, including for purposes of funding the capital expenditures for our manufacturing facilities. See the “— Liquidity and Capital Resources — Historic investing cash flows and capital expenditures” section below for more details on our capital expenditures. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing.
     There can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future as cash flow generation may be affected by, among other factors, sales levels, capacity utilization and industry business conditions. The principal uncertainties that exist regarding our future liquidity needs include, without limitation, capital expenditures or investment needs which may arise in excess of our expectations, in which case we may be required to finance any additional requirements. There can be no assurance that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.
Historic cash flows
     The following table sets forth the summary of our cash flows for the periods presented:

	Three Months ended March 31,
	2007	2008
	(In thousands)
Net cash provided by operating activities	$125,495	$141,998
Net cash used in investing activities	$(281,783)	$(300,906)
Net cash used in financing activities	$(46,095)	$(83,422)
Historic operating cash flows
     Net cash provided by operating activities was $125.5 million and $142.0 million for the three months ended March 31, 2007 and 2008, respectively. The $16.5 million improvement in cash provided by operating activities was due primarily to refund of taxes arising from the revocation of the pioneer status of Fab 3 of $48.3 million in the three months ended March 31, 2008, partially offset by higher payments for operating expenses.
Historic investing cash flows and capital expenditures
     Net cash used in investing activities was $281.8 million and $300.9 million for the three months ended March 31, 2007 and 2008, respectively. Investing activities consisted of capital expenditures totaling $287.0 million and $95.5 million for the three months ended March 31, 2007 and 2008, respectively. Capital expenditures for the three months ended March 31, 2007 and 2008 were primarily for our 65nm and below technologies. Investing activities for the three months ended March 31, 2008 also included $234.6 million related to the purchase of 100 percent of the shares in CST for $241.1 million which consisted of cash and related direct costs of the acquisition, less cash acquired of $6.5 million, funded with existing available cash balances. We also received cash proceeds of $30.0 million in further distributions from the Fund.
     We expect our capital expenditures for 2008 to be approximately $590 million, primarily for increasing the capacity of our 65nm and below technologies. As of December 31, 2007 and March 31, 2008, we have spent an accumulated total of $2,144.2 million and $2,190.7 million, respectively, on the equipping of Fab 7. As of December 31, 2007 and March 31, 2008, we had commitments on contracts for capital expenditures of $280.6 million and $211.0 million, respectively.
     The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry as discussed in the Company’s Form 20-F for the year ended December 31, 2007.
Historic financing cash flows
     Net cash used in financing activities was $46.1 million and $83.4 million for the three months ended March 31, 2007 and 2008, respectively. Financing activities for the three months ended March 31, 2008 included a drawdown of $119.2 million from the Société Générale Term Loan facility and $113.1 million from the JBIC/SMBC Term Loan. We also made principal repayments totaling $270.0 million for the BOA short-term credit and the revolving loan facilities, and the SMBC revolving loan facility, as well as loan repayment of $32.4 million for the drawdown from the second tranche of the $653.1 million term loan from JPMorgan Chase Bank, or EXIM Guaranteed Loan.
     The restricted cash related to cash amounts reserved in a bank account and restricted for the purpose of semi-annual principal and interest repayments, and commitment fees related to the EXIM Guaranteed Loan.
INVESTMENT IN SMP
     Our investment in SMP as of December 31, 2007 and March 31, 2008 is shown below:

	As of
	December 31,	March 31,
	2007	2008
	(In thousands)
Cost	$80,936	$80,936
Share of retained post-formation gains	49,557	59,470
Dividends received	(101,240)	(110,212)

	$29,253	$30,194

     Included in receivables and payables are amounts due from or to SMP:

	As of
	December 31,	March 31,
	2007	2008
	(In thousands)
Amounts due from SMP	$10,193	$14,041
Amounts due to SMP	$1,341	$989
     Summarized unaudited financial information for SMP is shown below:

	As of
	December 31,	March 31,
	2007	2008
	(In thousands)
Current assets	$65,343	$61,999
Other assets	669	545
Property, plant and equipment	18,436	25,066
Current liabilities	(30,390)	(32,613)
Other liabilities	(6)	(4)

Shareholders’ equity	$54,052	$54,993

	Three months ended
	March 31,
	2007	2008
	(In thousands)
Net revenue	$41,490	$43,216
Gross profit	5,835	10,681
Net income	6,097	9,913
Item 3. Quantitative and Qualitative Disclosures About Market Risk

     Our exposure to financial market risks is derived primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments and natural hedging by maintaining foreign currency bank deposits, the application of which is intended for hedging purposes and not for speculative purposes.
     Reference is made to Part I, Item 11, Quantitative and Qualitative Disclosures About Market Risk, in the Company’s Form 20-F for the year ended December 31, 2007 and to subheading (l) “Derivative Instruments and Hedging Activities” on page F-13 of Note 1, “Background and Summary of Significant Accounting Policies”, Note 21, “Derivative Instruments”, and Note 22, “Fair Values of Financial Instruments” in the Notes to the Consolidated Financial Statements included in Item 18 of the Company’s Form 20-F for the year ended December 31, 2007. There have been no material changes to our exposures to market risk as reported in these sections.
Item 4. Controls and Procedures
Not applicable.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.
Item 2. Unregistered Sales of Equity and Use of Proceeds
None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Submission of Matters to a Vote of Security Holders
None.
Item 5. Other Information
None.
Item 6. Exhibits
99.1(1)	Third Amended and Restated Participation Agreement dated March 26, 2008 by and between the Company and International Business Machines Corporation.

99.2(1)	Joint Development Project Agreement dated May 14, 2007 for 22nm Bulk-Industry Standard Semiconductor Process Technology by and between the Company and International Business Machines Corporation.

(1)	Certain portions of Exhibits 99.1 and 99.2 have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2008

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ Chia Song Hwee
	Name:	Chia Song Hwee
	Title:	President and Chief Executive Officer

By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer